SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          TRANSFINANCIAL HOLDINGS, INC.
                          -----------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    89365P106
                                    ---------
                                 (CUSIP Number)

     TIMOTHY P. O'NEIL, 8245 NIEMAN ROAD, SUITE 100, LENEXA, KS 66214 (913)
     ----------------------------------------------------------------------
                                    859-0055
                                    --------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 MARCH 23, 2000
                      (Date of Event which Requires Filing
                               of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             (Continued on following page(s))

CUSIP No. 89365P106

--------------------------------------------------------------------------------

  1    NAME OF REPORTING PERSON/
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (entities only)
       Timothy P. O'Neil

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (See Instructions)
                                                                      (a) [   ]
                                                                      (b) [ x ]
--------------------------------------------------------------------------------

  3    SEC USE ONLY

--------------------------------------------------------------------------------

  4    SOURCE OF FUNDS (See Instructions)

       PF
--------------------------------------------------------------------------------

  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e) [    ]

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Citizen
--------------------------------------------------------------------------------

                    7  SOLE VOTING POWER

                           167,060(1)
 NUMBER OF SHARES
   BENEFICIALLY     ------------------------------------------------------------
  OWNED BY EACH
 REPORTING PERSON    8  SHARED VOTING POWER
       WITH
                           -0-
                    ------------------------------------------------------------

                     9  SOLE DISPOSITIVE POWER

                           203,360(1)(2)
                    ------------------------------------------------------------

                    10  SHARED DISPOSITIVE POWER

                           -0-
--------------------------------------------------------------------------------

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                         203,360
--------------------------------------------------------------------------------

  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ x ] (See Instructions)

--------------------------------------------------------------------------------

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         6.2
--------------------------------------------------------------------------------

  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                         IN
--------------------------------------------------------------------------------

(1) Includes 50,000 shares issuable upon the exercise of presently exercisable options. Does not include 9,000 shares held in various irrevocable trusts for the benefit of Mr. O'Neil's children and over which he has no voting or investment power.

(2) Includes 36,300 shares owned by individual retirement accounts for the benefit of Mr. O'Neil and voted by the trustee.

CUSIP No. 89365P106
--------------------------------------------------------------------------------

  1    NAME OF REPORTING PERSON/
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (entities only)
       William D. Cox

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (See Instructions)
                                                                  (a) [    ]
                                                                  (b) [ x  ]
--------------------------------------------------------------------------------

  3    SEC USE ONLY

--------------------------------------------------------------------------------

  4    SOURCE OF FUNDS (See Instructions)

       PF
--------------------------------------------------------------------------------

  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e) [    ]

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Citizen
--------------------------------------------------------------------------------

                    7  SOLE VOTING POWER

                              72,500(1)
 NUMBER OF SHARES
   BENEFICIALLY     ------------------------------------------------------------
  OWNED BY EACH
 REPORTING PERSON    8  SHARED VOTING POWER
       WITH
                               -0-
                    ------------------------------------------------------------

                     9  SOLE DISPOSITIVE POWER

                               84,000(1)(2)
                    ------------------------------------------------------------

                    10  SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                              84,000
--------------------------------------------------------------------------------

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      [   ] (See Instructions)

--------------------------------------------------------------------------------

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              2.6

--------------------------------------------------------------------------------

  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                              IN
--------------------------------------------------------------------------------

(1) Includes 15,000 shares issuable upon the exercise of presently exercisable options.

(2) Includes 11,500 shares owned by an individual retirement account for the benefit of Mr. Cox and voted by the trustee.

CUSIP No. 89365P106
--------------------------------------------------------------------------------

  1    NAME OF REPORTING PERSON/
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (entities only)
       Roy R. Laborde

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (See Instructions)
                                                                  (a) [    ]
                                                                  (b) [ x  ]
--------------------------------------------------------------------------------

  3    SEC USE ONLY

--------------------------------------------------------------------------------

  4    SOURCE OF FUNDS (See Instructions)

       PF
--------------------------------------------------------------------------------

  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e) [    ]

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Citizen
--------------------------------------------------------------------------------

                    7  SOLE VOTING POWER

                          165,900(1)
 NUMBER OF SHARES
   BENEFICIALLY     ------------------------------------------------------------
  OWNED BY EACH
 REPORTING PERSON    8  SHARED VOTING POWER
       WITH
                          -0-
                    ------------------------------------------------------------

                     9  SOLE DISPOSITIVE POWER

                          170,950(1)(2)
                    ------------------------------------------------------------

                    10  SHARED DISPOSITIVE POWER

                          -0-

--------------------------------------------------------------------------------

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                              170,950
--------------------------------------------------------------------------------

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       [   ] (See Instructions)

--------------------------------------------------------------------------------

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              5.2

--------------------------------------------------------------------------------

  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                               IN
--------------------------------------------------------------------------------

(1) Includes 13,150 shares issuable upon the exercise of presently exercisable options.

(2) Includes 5,050 shares owned by an individual retirement account for the benefit of Mr. Laborde and voted by the trustee.

CUSIP No. 89365P106
--------------------------------------------------------------------------------

  1    NAME OF REPORTING PERSON
       COLA Acquisitions, Inc.

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (entities only)
       481222422
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (See Instructions)
                                                                 (a) [    ]
                                                                 (b) [ x  ]

--------------------------------------------------------------------------------

  3    SEC USE ONLY


--------------------------------------------------------------------------------

  4    SOURCE OF FUNDS (See Instructions)

       OO

--------------------------------------------------------------------------------

  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e) [    ]


--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Kansas
--------------------------------------------------------------------------------

                    7  SOLE VOTING POWER

                                   -0-
 NUMBER OF SHARES
   BENEFICIALLY     ------------------------------------------------------------
  OWNED BY EACH
 REPORTING PERSON    8  SHARED VOTING POWER
       WITH
                                    -0-
                    ------------------------------------------------------------

                     9  SOLE DISPOSITIVE POWER

                                    -0-
                    ------------------------------------------------------------

                    10  SHARED DISPOSITIVE POWER

                                    -0-

--------------------------------------------------------------------------------

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                         -0-

--------------------------------------------------------------------------------

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       [    ] (See Instructions)

--------------------------------------------------------------------------------

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         0
--------------------------------------------------------------------------------

  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                         CO
--------------------------------------------------------------------------------

     This Amendment No. 2 (this "Amendment") amends the Statement on Schedule 13D originally filed by Timothy P. O'Neil, William D. Cox, Roy R. Laborde and COLA Acquisitions, Inc. (collectively, the "Reporting Persons") on October 19, 1999, as amended by the Amendment No. 1 filed on February 23, 2000 (the "Statement"), to reflect the potential existence of a "group" owning greater than 5 percent of the Common Stock of TransFinancial Holdings, Inc. (the "Issuer" or the "Company). Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Statement.

     Neither the filing of this Amendment nor the filing of the Statement should be deemed an admission that the Reporting Persons comprise a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act").

     Items 4 and 5 of the Statement are hereby amended as follows:


ITEM 4.  PURPOSE OF THE TRANSACTION

     Item 4 is hereby amended by the addition of the following:

     On March 23, 2000, direct beneficial ownership of all shares of Common Stock owned by COLA Acquisitions was returned to Messrs. O'Neil, Cox and Laborde as the individual stockholders of COLA Acquisitions. This ended any associations among the Reporting Persons that may have caused them to comprise a "group" for the purposes of Section 13(d)(3) of the Act. Any further filings with respect to ownership of Common Stock will be made, to the extent required, by the Reporting Persons in their individual capacities.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended and restated in its entirety as follows:

                                TIMOTHY P. O'NEIL

(a) Mr. O'Neil may be deemed to beneficially own 203,360 shares of Common Stock (including 50,000 shares issuable upon the exercise of presently exercisable options) constituting approximately 6.2 percent of the Common Stock outstanding.

(b) Mr. O'Neil has sole voting power with respect to 167,060 shares of Common Stock referred to in paragraph (a) above. Mr. O'Neil has sole investment power with respect to 203,360 shares of Common Stock referred to in paragraph (a).

(c) From March 9 through March 15, 2000, Mr. O'Neil purchased 20,500 shares of Common Stock in the open market. On March 9, 2000, the Company accelerated payment of deferred equity compensation to Mr. O'Neil and issued to him an additional 23,860 shares of Common Stock. On March 23, 2000, 72,700 shares of Common Stock owned by COLA Acquisitions were returned to Mr. O'Neil.

(d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities.

(e) Not applicable. Mr. O'Neil will make any further filings with respect to the Common Stock, to the extent required, in his individual capacity.

                                 WILLIAM D. COX

(a) Mr. Cox may be deemed to beneficially own 84,000 shares of Common Stock (including 15,000 shares issuable upon the exercise of presently exercisable options), constituting approximately 2.6 percent of the Common Stock outstanding.

(b) Mr. Cox has sole voting power with respect to 72,500 of the shares of Common Stock referred to in paragraph (a) above. Mr. Cox has sole investment power with respect to 84,000 shares of Common Stock referred to in paragraph (a).

(c) On March 9, 2000, Mr. Cox purchased 8,000 shares of Common Stock in the open market. On March 23, 2000, 49,500 shares of Common Stock owned by COLA Acquisitions were returned to Mr. Cox.

(d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities.

(e) On March 23, 2000, Mr. Cox ceased to be part of a potential group which was the beneficial owner of more than 5 percent of the Common Stock. Mr. Cox individually owns less than 5 percent of the Common Stock.

                                 ROY R. LABORDE

(a) Mr. Laborde may be deemed to beneficially own 170,950 shares of Common Stock (including 13,150 shares issuable upon the exercise of presently exercisable options), constituting approximately 5.2 percent of the Common Stock outstanding.

(b) Mr. Laborde has sole voting power with respect to 165,900 of the shares of Common Stock referred to in paragraph (a) above. Mr. Laborde has sole investment power with respect to 170,950 shares of Common Stock referred to in paragraph
(a).

(c) On March 23, 2000, 100,900 shares of Common Stock owned by COLA Acquisitions were returned to Mr. Laborde.

(d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities.

(e) Not applicable. Mr. Laborde will make any further filings with respect to the Common Stock, to the extent required, in his individual capacity.


                                COLA ACQUISITIONS

(a) COLA Acquisitions beneficially owns no shares of Common Stock.

(b) COLA Acquisitions does not have voting or investment power with respect to any shares of Common Stock.

(c) On March 23, 2000, all shares of Common Stock owned by COLA Acquisitions were returned to Messrs. O'Neil, Cox and Laborde as the individual stockholders of COLA Acquisitions.

(d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities.

(e) COLA Acquisitions ceased to be the beneficial owner of more than 5 percent of the Common Stock on March 23, 2000.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2000



                                         /s/ Timothy P. O'Neil
                                         Timothy P. O'Neil



                                          /s/ William D. Cox
                                          William D. Cox



                                          /s/ Roy R. Laborde
                                          Roy R. Laborde


                                          COLA Acquisitions, Inc.


                                          By:  /s/ Timothy P. O'Neil
                                          Name:  Timothy P. O'Neil
                                          Title:  President


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)